                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                      (Amendment No. 7)

                      Haven Bancorp, Inc.
                       (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          419352-10-9
                         (CUSIP Number)

                              N/A
     Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     X    Rule 13d-1(b)
    ---
          Rule 13d-1(c)
    ---
          Rule 13d-1(d)
    ---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419352-10-9         13G               Page 2 of 6 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Columbia Federal Savings Bank Employee Stock Ownership Plan
                    IRS #11-0639973

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) ___
                                                          (b) ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Employee benefit plan of a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER                             0
6.  SHARED VOTING POWER                           0
7.  SOLE DISPOSITIVE POWER                        0
8.  SHARED DISPOSITION POWER                631,925

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              631,925

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
SHARES*
                               ___

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.02% of 9,000,237 shares of Common Stock outstanding as of December 31, 1999

12.  TYPE OF REPORTING PERSON*
                               EP


* SEE INSTRUCTION BEFORE FILLING OUT!



ITEM 1(A)
NAME OF ISSUER: Haven Bancorp, Inc. ("Company")

ITEM 1(B)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
               615 Merrick Avenue
               Westbury, NY 11590

ITEM 2(A)
NAME OF PERSON FILING:  ESOP Committee of the
                        Board of Directors of CFS Bank

ITEM 2(B)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:  c/o Haven Bancorp, Inc.
                                       615 Merrick Avenue
                                       Westbury, NY 11590

ITEM 2(C)
CITIZENSHIP:  Employee benefit plan of Delaware corporation.

ITEM 2(D)
TITLE OF CLASS OF SECURITIES:  Common stock, par value $.01 per share ("Common Stock")

ITEM 2(E)
CUSIP Number:  419352-10-9

ITEM 3
The person filing is an:
   (f) An employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

ITEM 4
OWNERSHIP:
  The following information with respect to the ownership of Common Stock by the Columbia Federal Savings Bank Employee Stock Ownership Plan (the "Plan") is provided as of December 31, 1999. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

  (a) Amount Beneficially Owned . . .     631,925

  (b) Percent of Class  . . . . . . .     7.02%

  (c) Number of shares as to which
      such person has:

      (i)   sole power to vote or to
            direct the vote . . . . .     0

      (ii)  shared power to vote or to
            direct the vote (1) . . .     0

      (iii) sole power to dispose or to
            direct disposition of . .     0

      (iv)  shared power to dispose or to
            direct disposition of . . .   631,925

  The Plan was adopted by the Board of Directors of the Company, effective as of January 1, 1993, and is intended to be a tax-qualified plan under section 401(a) of the Internal Revenue Code of 1986. The Plan is administered by the ESOP Committee ("Committee") of CFS Bank ("Bank") which is a wholly-owned subsidiary of the Company. The Committee currently consists of three directors of the Bank and the assets of the Plan are held in a trust ("Trust") for which Chase Manhattan Bank serves as trustee ("Trustee").

  Pursuant to the written plan document governing the Plan ("Plan Document"), each participant in the Plan ("Participant") is en-titled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account is voted in all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allo-cated to Participants is directed to be voted. Each participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallo-cated Common Stock are required to be asserted in the same propor-tion as Common Stock which has been allocated to Participants. The Committee shares dispositive power over Common Stock held under the Plan since, pursuant to the Plan Document and Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if it considers such action to be in the best interests of the Participants. Notwithstanding the foregoing, the Trustee is required to vote or deliver, or to assert dissenters' rights with respect to, all unallocated Common Stock in a manner determined by the Trustee to be in the best interests of Partici-pants and their beneficiaries. As of December 31, 1999, of the 631,925 shares of Common Stock held by the Plan, 387,560 were allocated to the accounts of Participants.

ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  Not applicable.

ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
  Dividends declared on Common Stock held by the Plan that have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times provided in the Plan Document. Dividends declared on Common Stock held by the Plan and not allocated to the account of a Participant are used to repay any loan made to the Plan for the purpose of enabling it to purchase Common Stock. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
  Not applicable.

ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
  Not applicable.

ITEM 9
NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

ITEM 10
CERTIFICATION
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a partici-pant in any transaction having that purpose or effect.

SIGNATURE:
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

COLUMBIA FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN

By:  ESOP Committee of CFS Bank


    /s/ Robert M. Sprotte
By: ____________________________
    Robert M. Sprotte
    Member


    /s/ George S. Worgul
By: ____________________________
    George S. Worgul
    Member


    /s/ Michael J. Levine
By: ____________________________
    Michael J. Levine
    Member

                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                      (Amendment No. 7)

                      Haven Bancorp, Inc.
                       (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          419352-10-9
                         (CUSIP Number)

                              N/A
     Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     X    Rule 13d-1(b)
    ---
          Rule 13d-1(c)
    ---
          Rule 13d-1(d)
    ---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419352-109          13G               Page 2 of 6 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Columbia Federal Savings Bank Employee Stock Ownership Plan
                    IRS #11-0639973

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) ___
                                                          (b) ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Employee benefit plan of a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER                             0
6.  SHARED VOTING POWER                     244,365
7.  SOLE DISPOSITIVE POWER                        0
8.  SHARED DISPOSITION POWER                631,925

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              631,925

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
SHARES*
                               ___

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.02% of 9,000,237 shares of Common Stock outstanding as of December 31, 1999

12.  TYPE OF REPORTING PERSON*
                               EP


* SEE INSTRUCTION BEFORE FILLING OUT!



ITEM 1(A)
NAME OF ISSUER: Haven Bancorp, Inc. ("Company")

ITEM 1(B)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
               615 Merrick Avenue
               Westbury, NY 11590

ITEM 2(A)
NAME OF PERSON FILING:  Columbia Federal Savings Bank Employee
                        Stock Ownership Plan
                        Trustee:  Chase Manhattan Bank

ITEM 2(B)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:  Chase Manhattan Bank
                                       999 Broad Street
                                       Bridgeport, CT 06604

ITEM 2(C)
CITIZENSHIP:  Employee benefit plan of Delaware corporation.

ITEM 2(D)
TITLE OF CLASS OF SECURITIES:  Common stock, par value $.01 per share ("Common Stock")

ITEM 2(E)
CUSIP Number:  419352-10-9

ITEM 3
The person filing is an:
   (f) An employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

ITEM 4
OWNERSHIP:
  The following information with respect to the ownership of Common Stock by the Columbia Federal Savings Bank Employee Stock Ownership Plan (the "Plan") is provided as of December 31, 1999. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

  (a) Amount Beneficially Owned . . .     631,925

  (b) Percent of Class  . . . . . . .     7.02%

  (c) Number of shares as to which
      such person has:

      (i)   sole power to vote or to
            direct the vote . . . . .     0

      (ii)  shared power to vote or to
            direct the vote (1) . . .     244,365

      (iii) sole power to dispose or to
            direct disposition of . .     0

      (iv)  shared power to dispose or to
            direct disposition of . . .   631,925

-----------------
(1) This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would be voted in proportion to the directions received, in the same manner as the unallocated shares are voted, and the Trustee would be deemed to have voting power over such shares.

  The Plan was adopted by the Board of Directors of the Company, effective as of January 1, 1993, and is intended to be a tax-qualified plan under section 401(a) of the Internal Revenue Code of 1986. The Plan is administered by the ESOP Committee ("Committee") of CFS Bank ("Bank") which is a wholly-owned subsidiary of the Company. The Committee currently consists of three directors of the Bank and the assets of the Plan are held in a trust ("Trust") for which Chase Manhattan Bank serves as trustee ("Trustee").

  Pursuant to the written plan document governing the Plan ("Plan Document"), each participant in the Plan ("Participant") is en-titled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account is voted in all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allo-cated to Participants is directed to be voted. Each participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallo-cated Common Stock are required to be asserted in the same propor-tion as Common Stock which has been allocated to Participants. The Committee shares dispositive power over Common Stock held under the Plan since, pursuant to the Plan Document and Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if it considers such action to be in the best interests of the Participants. Notwithstanding the foregoing, the Trustee is required to vote or deliver, or to assert dissenters' rights with respect to, all unallocated Common Stock in a manner determined by the Trustee to be in the best interests of Partici-pants and their beneficiaries. As of December 31, 1999, of the 631,925 shares of Common Stock held by the Plan, 387,560 were allocated to the accounts of Participants.

ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  Not applicable.

ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
  Dividends declared on Common Stock held by the Plan that have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
  Not applicable.

ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
  Not applicable.

ITEM 9
NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

ITEM 10
CERTIFICATION
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a partici-pant in any transaction having that purpose or effect.

SIGNATURE:
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

COLUMBIA FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN

By:  Chase Manhattan Bank, as Trustee

    /s/ Neyda Ahlstrom
By: ____________________________
    Neyda Ahlstrom
    Vice President